Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2015 Unaudited Financial Results

Beijing, China, August 18, 2015 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company that provides mission critical applications to help make the internet and mobile experience speedier, simpler, and safer for users worldwide, today announced its unaudited financial results for the quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

•                  Overseas revenues 1  increased by 1,832.0% year-over-year and 68.3% quarter-over-quarter to RMB431.4 million (US$69.6 million), which was driven by a significant ramp-up in mobile advertising revenues in overseas markets. Overseas revenues accounted for 50% of total revenues and 77% of mobile revenues.

•                  Mobile revenues 2   increased by 634.0%  year-over-year and 52.3%  quarter-over-quarter to RMB559.6 million (US$90.3 million), which was primarily driven by a significant growth in mobile advertising revenues in both the overseas and domestic markets. Mobile revenues accounted for 64% of total revenues.

•                  Total revenues increased by 128.9% year-over-year and 29.5% quarter-over-quarter to RMB870.5 million (US$140.4 million).

•                  Net income attributable to Cheetah Mobile shareholders increased by 347.4% year-over-year and 95.5% quarter-over-quarter to RMB60.0 million (US$9.7 million).

•                  Adjusted EBITDA, a non-GAAP financial measure defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses,  increased by 59.4%  year-over-year to RMB132.3  million (US$21.3 million).

Second Quarter 2015 Key Operating Metrics

•                  Total global mobile user installations increased by 256 million quarter-over-quarter to 1,596 million as of June 30, 2015.

•                  Mobile monthly active users (“Mobile MAUs”) increased by 50 million quarter-over-quarter to 494 million in June 2015. Mobile MAUs from overseas markets were 71% of total mobile MAUs in June 2015.

Mr. Sheng Fu, Cheetah Mobile’s Chief Executive Officer, stated, “The second quarter was another strong quarter for Cheetah Mobile both financially and operationally. Most importantly, we have achieved our mobile and global transformation goals with overseas revenue improving to 50% of total revenues and mobile revenue increasing to 64% of total revenues. Today, 494 million people use Cheetah apps each month worldwide, with 71% coming from overseas markets, which underpinned our robust financial performance. During the quarter, we also continued to improve our mobile and global monetization capabilities. Mobile revenues surged 634% year-over-year and overseas revenues jumped 1,832% year-over-year, which were driven by a continued ramp-up of our mobile advertising business, especially in the overseas markets. Our mobile and global monetization capabilities have benefited from our strong partnerships with key global Internet giants like Facebook, Google and Tencent. In addition, we launched Cheetah Mobile ad platform in June, further improving our mobile and global monetization capabilities.”

Mr. Andy Yeung, Cheetah Mobile’s Chief Financial Officer, commented, “We are pleased to report our second quarter financial results, which well exceeded our expectations. Total revenues grew 129% year-over-year and 30% quarter-over-quarter. Our accelerated growth in total revenues and mobile revenues were driven by faster-than-expected overseas monetization ramp-up.  Having begun monetization in overseas markets only a year ago, our overseas revenue now accounts for 50% of total revenues and 77% of mobile revenues. We are delighted by the progress we have achieved in the global mobile Internet market. Looking ahead, we will continue to invest decisively to solidify our leading position as a global traffic platform, while further enhancing our mobile and global monetization capabilities.”

1 Overseas revenues refers to revenues generated by our operating legal entities incorporated outside China. Such revenues are primarily attributable to customers located outside China.

2 Mobile revenues included revenues from Hongkong Zoom Interactive Network Marketing Technology Limited.

Second Quarter 2015 Financial Results

REVENUES

Total revenues for the second quarter of 2015 increased by 128.9% to RMB870.5 million (US$140.4 million) from RMB380.3 million in the prior year period. This increase was driven by the Company’s organic business growth, driven by substantial improvements in mobile monetization, especially in overseas markets.

•                  Revenues from online marketing services increased by 165.5% to RMB752.4 million (US$121.4 million) in the second quarter of 2015 from RMB283.4 million in the prior year period. This increase was primarily due to the strong demand for the Company’s mobile advertising business in both overseas and domestic markets, and, to a lesser extent, the additional revenue contributed by the MobPartner business, which we recently acquired in 2015.

•                  Revenues from internet value added services (“IVAS”) increased by 29.3% to RMB109.3 million (US$17.6 million) in the second quarter of 2015 from RMB84.6 million in the prior year period. This increase primarily reflected the growth of revenue from mobile and PC games published by the Company.

•                  Revenues from internet security services and others decreased by 28.8% to RMB8.8 million (US$1.4 million) in the second quarter of 2015 from RMB12.4 million in the prior year period. This decrease was primarily due to the Company ceasing to promote subscriptions services to paying users in a strategic reorientation which started in 2011, resulting in a decrease in the number of paying customers.

By platform, revenues generated from mobile business increased by 634.0% to RMB559.6 million (US$90.3 million) from RMB76.2 million in the prior year period. This increase was primarily due to the increasing popularity of the Company’s mobile marketing services in overseas and domestic markets.

By region, revenues generated from overseas markets increased by 1,832.0% to RMB431.4 million (US$69.6 million) from RMB22.3 million in the prior year period. This increase was primarily due to a significant ramp-up in mobile advertising revenues in overseas markets.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 172.1% to RMB222.5 million (US$35.9 million) in the second quarter of 2015 from RMB81.8 million in the prior year period. The increase in cost of revenues was mainly due to higher traffic acquisition costs associated with our MobPartner business, higher costs associated with the mobile game business, higher bandwidth and internet data center (IDC) costs associated with increased user traffic and data analytics, as well as higher amortization costs from intangible assets resulting from acquisitions.

Gross profit increased by 117.1% to RMB648.0 million (US$104.5 million) in the second quarter of 2015 from RMB298.5 million in the prior year period. Gross margin was 74.4% in the second quarter of 2015, compared to 78.5% in the prior year period.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2015 increased by 114.1% to RMB610.4 million (US$98.4 million) from RMB285.1 million in the prior year period. Total non-GAAP operating expenses, which exclude share-based compensation expenses, for the second quarter of 2015 increased by 138.2% to RMB555.1 million (US$89.5 million) from RMB233.1 million in the prior year period.

•                  Research and development expenses increased by 42.1% to RMB146.9 million (US$23.7 million) from RMB103.3 million in the prior year period. The increase was primarily due to higher personnel-related costs. Non-GAAP research and development expenses, which exclude share-based compensation expenses, for the second quarter of 2015 increased by 46.2% to RMB129.5 million (US$20.9 million) from RMB88.6 million in the prior year period.

•                  Selling and marketing expenses increased by 190.4% to RMB341.3 million (US$55.0 million) from RMB117.5 million in the prior year period. The increase was primarily due to the spending in promotional activities for the Company’s mobile business. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 192.7% to RMB338.2 million (US$54.6 million) from RMB115.6 million in the prior year period.

•                  General and administrative expenses increased by 90.3% to RMB122.2 million (US$19.7 million) from RMB64.2 million in the prior year period. The increase was primarily due to an increase in professional service fees and the increased expenses associated with headcount expansion. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 202.5% to RMB87.4 million (US$14.1 million) from RMB28.9 million in the prior year period.

Operating profit increased by 179.7% to RMB37.6 million (US$6.1 million) in the second quarter of 2015 from RMB13.5 million in the prior year period. Operating margin increased to 4.3% in the second quarter of 2015 from 3.5% in the prior year period.

Non-GAAP operating profit increased by 43.0% to RMB93.6 million (US$15.1 million) in the second quarter of 2015 from RMB65.5 million in the prior year period. Non-GAAP operating margin was 10.8%, compared to 17.2% in the prior year period.

For the second quarter of 2015, share-based compensation expenses were RMB56.0 million (US$9.0 million), compared to RMB52.0 million in the second quarter of 2014.

NET INCOME ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders increased by 347.4% to RMB60.0 million (US$9.7 million) in the second quarter of 2015 from RMB13.4 million in the prior year period. Net margin increased to 6.9% in the second quarter of 2015 from 3.5% in the prior year period.

Non-GAAP net income attributable to Cheetah Mobile shareholders increased by 77.2% to RMB116.0 million (US$18.7 million) from RMB65.4 million in the prior year period. Non-GAAP net margin was 13.3% in the second quarter of 2015, compared to 17.2% in the prior year period.

NET INCOME PER ADS

Diluted earnings per ADS in the second quarter of 2015 increased to RMB0.42 (US$0.07) from RMB0.10 in the prior year period.

Non-GAAP diluted earnings per ADS in the second quarter of 2015 increased to RMB0.81 (US$0.13) from RMB0.49 in the prior year period.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM INVESTMENTS BALANCE

As of June 30, 2015, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.3 billion (US$209.6 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2015, the Company had a total of 1,423,901,876 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

ADJUSTED EBITDA

Adjusted EBITDA (non-GAAP) was RMB132.3 million ($21.3 million) for the second quarter of 2015, representing a 59.4% increase from the corresponding period in 2014.

Business Outlook

For the third quarter of 2015, the Company expects its estimated total revenues to be between RMB990 million (US$160 million) and RMB1,010 million (US$163 million), representing a year-over-year growth of approximately 107% to 111%. The forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Company will hold a conference call on Tuesday, August 18, 2015 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-902-4272
United States Toll Free:	+1-888-346-8982
China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	Cheetah Mobile

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2000 to US$1.00, the noon buying rate in effect on June 30, 2015 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.  Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile internet company. The Company aims to provide the best apps for mobile users worldwide, while building a leading global mobile ad platform for advertisers. As of June 2015, Cheetah Mobile had approximately 494 million mobile monthly active users in June 2015. Its mission critical applications, including Clean Master, CM Security, Battery Doctor and Duba Anti-virus, help make the internet and mobile experience speedier, simpler, and safer for users worldwide. Cheetah Mobile is the publisher of Clean Master, the #1 mobile app in the Google Play Tools category worldwide by monthly downloads in June 2015, according to App Annie.

The Company also provides various platform products such as Duba.com, Cheetah browser, game centers, and mobile app stores to provide multiple user traffic entry points and global content distribution channels for its business partners.

Safe Harbor Statements

This press release contains forward-looking statements.  These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These forward-looking statements include, but are not limited to, statements about: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Cheetah Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Cheetah Mobile uses the following non-GAAP financial measures:

•                  Non-GAAP operating expenses reflect operating expenses excluding share-based compensation expenses.

•                  Non-GAAP operating profit reflects operating profit excluding share-based compensation expenses.

•                  Non-GAAP operating margin is non-GAAP operating profit as a percentage of total revenues.

•                  Non-GAAP net income attributable to Cheetah Mobile shareholders is net income attributable to Cheetah Mobile shareholders excluding share-based compensation expenses.

•                  Non-GAAP net margin is non-GAAP net income attributable to Cheetah Mobile shareholders as a percentage of total revenues.

•                  Non-GAAP diluted earnings per ADS is non-GAAP net income attributable to Cheetah Mobile shareholders divided by weighted average number of diluted ADSs.

•                  Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, other non- operating income and share-based compensation expenses.

The Company believes that separate analysis and exclusion of share-based compensation expenses and the use of Adjusted EBITDA add clarity to the constituent parts of its performance from the cash perspective.

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results” and “Cheetah Mobile Inc. Reconciliation of Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)” at the end of this release.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779

Email: IR@cmcm.com

ICR, Inc.

Chenjiazi Zhong

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

Cheetah Mobile Inc.

Condensed Consolidated Balance Sheet

(In ‘000, except for per share data)

	As of
	December 31, 2014	June 30, 2015	June 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,093,285	706,773	113,996
Restricted cash	—	122,192	19,708
Short-term investments	513,621	470,322	75,858
Accounts receivable	260,347	439,936	70,958
Prepayments and other current assets	180,029	225,675	36,399
Due from related parities	43,570	126,521	20,407
Deferred tax assets	2,693	7,373	1,189
Total current assets	2,093,545	2,098,792	338,515

Non-current assets:
Property and equipment, net	45,905	40,996	6,612
Intangible assets, net	199,616	276,123	44,536
Goodwill	261,686	574,505	92,662
Long-term investments	338,842	792,800	127,871
Deferred tax assets	6,384	21,471	3,463
Other non-current assets	55,197	25,465	4,107
Total non-current assets	907,630	1,731,360	279,251

Total assets	3,001,175	3,830,152	617,766

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	61,793	118,254	19,073
Accrued expenses and other current liabilities	481,694	739,446	119,266
Redemption right liabilities	520	170	27
Deferred revenue	44,180	40,726	6,569
Due to related parties	29,885	68,609	11,066
Income tax payable	3,584	37,629	6,069
Deferred tax liabilities	—	912	147
Total current liabilities	621,656	1,005,746	162,217

Non-current liabilities:
Bank loans	—	10,257	1,654
Deferred revenue	1,134	1,826	295
Deferred tax liabilities	65,991	106,639	17,200
Other non-current liabilities	29,525	77,511	12,501
Total non-current liabilities	96,650	196,233	31,650

Total liabilities	718,306	1,201,979	193,867

Shareholders’ equity:
Ordinary shares	222	226	36
Additional paid-in capital	2,059,983	2,257,881	364,174
Retained earnings	142,760	233,454	37,654
Accumulated other comprehensive income	3,373	1,154	187
Total Cheetah Mobile shareholders’ equity	2,206,338	2,492,715	402,051
Noncontrolling interests	76,531	135,458	21,848
Total equity	2,282,869	2,628,173	423,899

Total liabilities, noncontrolling interests and shareholders’ equity	3,001,175	3,830,152	617,766

Cheetah Mobile Inc.

Condensed Consolidated Statements of Comprehensive Income

(In ‘000, except for per share data and number of shares and ADSs)

	For The Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	380,301	672,484	870,544	140,410
Online marketing services	283,356	559,873	752,416	121,357
Internet value-added services	84,562	97,151	109,308	17,630
Internet security services and others	12,383	15,460	8,820	1,423

Cost of revenues (a)	(81,772)	(145,274)	(222,540)	(35,893)
Gross profit	298,529	527,210	648,004	104,517

Operating expenses:
Research and development (a)	(103,336)	(128,892)	(146,878)	(23,690)
Selling and marketing (a)	(117,533)	(249,499)	(341,298)	(55,048)
General and administrative (a)	(64,208)	(97,729)	(122,201)	(19,710)
Total operating expenses	(285,077)	(476,120)	(610,377)	(98,448)

Operating profit	13,452	51,090	37,627	6,069
Other income (expenses):
Interest income	5,313	5,147	4,028	650
Changes in fair value of redemption right granted to a non-controlling shareholder	89	—	167	27
Changes in fair value of contingent consideration	(525)	(3,478)	2,677	432
Changes in fair value of put options granted to employees	140	—	—	—
Foreign exchange gain (loss), net	148	(166)	(447)	(72)
Impairment loss of available-for-sale securities	—	(25,891)	—	—
Impairment loss of goodwill	—	—	(12,867)	(2,075)
Losses from equity method investments	(1,306)	(2,220)	(7,095)	(1,144)
Other income, net	300	10,250	42,031	6,778

Income before taxes	17,611	34,732	66,121	10,665
Income tax expenses	(4,200)	(5,543)	(9,677)	(1,562)
Net income	13,411	29,189	56,444	9,103
Less: net loss attributable to noncontrolling interests	—	(1,499)	(3,562)	(575)
Net income attributable to Cheetah Mobile shareholders	13,411	30,688	60,006	9,678

Earnings per share
Basic	0.01	0.02	0.04	0.01
Diluted	0.01	0.02	0.04	0.01

Earnings per ADS
Basic	0.11	0.23	0.44	0.07
Diluted	0.10	0.21	0.42	0.07

Weighted average number of shares outstanding
Basic	1,184,715,115	1,360,580,383	1,374,275,098	1,374,275,098
Diluted	1,329,554,370	1,431,681,212	1,438,132,050	1,438,132,050
Weighted average number of ADSs used in computation
Basic	118,471,512	136,058,038	137,427,510	137,427,510
Diluted	132,955,437	143,168,121	143,813,205	143,813,205

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(943)	6,715	(8,197)	(1,322)
Unrealized gains (loss) on available-for-sale securities, net	(15,235)	(1,064)	7,161	1,155
Reclassification adjustments for gains included in the consolidated statement of profit or loss	—	(6,814)	—	—
Other comprehensive loss	(16,178)	(1,163)	(1,036)	(167)
Total comprehensive income (loss)	(2,767)	28,026	55,408	8,936
Less: Total comprehensive loss attributable to noncontrolling interests	—	(1,447)	(3,594)	(580)
Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	(2,767)	29,473	59,002	9,516

(a) Share-based compensation expenses

	For The Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
(In ‘000)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	3	746	744	120
Research and development	14,740	11,435	17,350	2,798
Selling and marketing	1,959	1,808	3,062	494
General and administrative	35,325	32,220	34,823	5,617
Total	52,027	46,209	55,979	9,029

Cheetah Mobile Inc.

Reconciliation of GAAP and Non-GAAP Results

(In’000, except for per share data and percentage)

	For The Three Months Ended June 30, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net	Non-GAAP
	Result	Revenues	Compensation	Revenues	Result	Revenues	Result ($)
Revenues	870,544				870,544		140,410
Cost of revenues	(222,540)	25.6%	744	0.1%	(221,796)	25.5%	(35,773)
Gross profit	648,004	74.4%	744	0.1%	648,748	74.5%	104,637

Research and development	(146,878)	16.9%	17,350	2.0%	(129,528)	14.9%	(20,892)
Selling and marketing	(341,298)	39.2%	3,062	0.4%	(338,236)	38.9%	(54,554)
General and administrative	(122,201)	14.0%	34,823	4.0%	(87,378)	10.0%	(14,093)
Total operating expenses	(610,377)	70.1%	55,235	6.3%	(555,142)	63.8%	(89,539)

Operating profit	37,627	4.3%	55,979	6.4%	93,606	10.8%	15,098
Net income attributable to Cheetah Mobile Shareholders	60,006	6.9%	55,979	6.4%	115,985	13.3%	18,707

Diluted earnings per ordinary share (RMB)	0.04		0.04		0.08
Diluted earnings per ADS (RMB)	0.42		0.39		0.81
Diluted earnings per ADS (USD)	0.07		0.06		0.13

	For The Three Months Ended March 31, 2015
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	672,484				672,484
Cost of revenues	(145,274)	21.6%	746	0.1%	(144,528)	21.5%
Gross profit	527,210	78.4%	746	0.1%	527,956	78.5%

Research and development	(128,892)	19.2%	11,435	1.7%	(117,457)	17.5%
Selling and marketing	(249,499)	37.1%	1,808	0.3%	(247,691)	36.8%
General and administrative	(97,729)	14.5%	32,220	4.8%	(65,509)	9.7%
Total operating expenses	(476,120)	70.8%	45,463	6.8%	(430,657)	64.0%

Operating profit	51,090	7.6%	46,209	6.9%	97,299	14.5%
Net income attributable to Cheetah Mobile Shareholders	30,688	4.6%	46,209	6.9%	76,897	11.4%

Diluted earnings per ordinary share (RMB)	0.02		0.03		0.05
Diluted earnings per ADS (RMB)	0.21		0.33		0.54
Diluted earnings per ADS (USD)	0.03		0.06		0.09

	For The Three Months Ended June 30, 2014
	GAAP	% of Net	Share-based	% of Net	Non-GAAP	% of Net
	Result	Revenues	Compensation	Revenues	Result	Revenues
Revenues	380,301				380,301
Cost of revenues	(81,772)	21.5%	3	0.0%	(81,769)	21.5%
Gross profit	298,529	78.5%	3	0.0%	298,532	78.5%

Research and development	(103,336)	27.2%	14,740	3.9%	(88,596)	23.3%
Selling and marketing	(117,533)	30.9%	1,959	0.5%	(115,574)	30.4%
General and administrative	(64,208)	16.9%	35,325	9.3%	(28,883)	7.6%
Total operating expenses	(285,077)	75.0%	52,024	13.7%	(233,053)	61.3%

Operating profit	13,452	3.5%	52,027	13.7%	65,479	17.2%
Net income attributable to Cheetah Mobile Shareholders	13,411	3.5%	52,027	13.7%	65,438	17.2%

Diluted earnings per ordinary share (RMB)	0.01		0.04		0.05
Diluted earnings per ADS (RMB)	0.10		0.39		0.49
Diluted earnings per ADS (USD)	0.02		0.06		0.08

Cheetah Mobile Inc.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(In ‘000)

	For The Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Cheetah Mobile shareholders	13,411	30,688	60,006	9,678
Add:
Income tax expense	4,200	5,543	9,677	1,562
Interest expense (income), net	(5,313)	(5,147)	(4,028)	(650)
Depreciation and amortization	17,489	32,034	38,677	6,238
Net loss attributable to noncontrolling interests	—	(1,499)	(3,562)	(575)
Other non-operating expense (income), net	1,154	21,505	(24,466)	(3,946)
Share-based compensation	52,027	46,209	55,979	9,029
Adjusted EBITDA	82,968	129,333	132,283	21,336

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(In ‘000)

	For The Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
PC	304,065	305,105	310,966	50,155
Mobile	76,236	367,379	559,578	90,255
Total	380,301	672,484	870,544	140,410

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(In ‘000)

	For The Three Months Ended
	June 30, 2014	March 31, 2015	June 30, 2015	June 30, 2015
	RMB	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Domestic revenues	357,974	416,253	439,190	70,837
Overseas revenues	22,327	256,231	431,354	69,573
Total	380,301	672,484	870,544	140,410